Exhibit 99.1

CBSH
1000 Walnut Street / Post Office Box 419248 / Kansas City, Missouri 64151-6248 / 816.243.2000

FOR IMMEDIATE RELEASE:
Thursday, October 13, 2011

COMMERCE BANCSHARES, INC. ANNOUNCES THIRD QUARTER
EARNINGS PER SHARE OF $.76

     Commerce Bancshares, Inc. announced earnings of $.76 per share for the three months ended September 30, 2011 compared to $.64 per share in the third quarter of 2010, or an increase of 18.8%. Net income for the third quarter amounted to $65.4 million compared to $55.9 million in the same quarter last year. For the quarter, the return on average assets totaled 1.32%, the return on average equity was 12.2% and the efficiency ratio was 58.7%.

For the nine months ended September 30, 2011, earnings per share totaled $2.24 compared to $1.82 for the first nine months of 2010, an increase of 23.1%. Net income amounted to $194.8 million for the first nine months of 2011 compared with $159.8 million for the same period last year, or an increase of $35.1 million. The return on average assets for the first nine months of 2011 was 1.37%.

In announcing these results, David W. Kemper, Chairman and CEO, said, “We are pleased to report a 16.9% increase in net income in the third quarter of 2011 compared with the same period last year. This growth in net income was primarily the result of a $10.4 million decline in our provision for loan losses coupled with flat expenses. Compared to the same period in the previous year, bankcard and trust fees grew 11.7% and 9.6%, respectively. Deposits increased to $16.0 billion this quarter, however, loan demand remained weak and, coupled with record low interest rates, interest margins were pressured.”

Further, Mr. Kemper noted, “Net loan charge-offs in the current quarter totaled $14.9 million, compared to $15.2 million in the previous quarter and $21.8 million in the third quarter of 2010. Bankcard net loan charge-offs declined to $7.1 million this quarter, or 3.8% of average bankcard loans, while commercial loan net charge-offs totaled only $3.5 million. As a result of this improved credit environment, our allowance for loan losses declined by $3.5 million during the current quarter to $188.0 million, and represents 2.5 times our non-performing loans. Total non-performing assets decreased this quarter to $99.7 million, but represents only 1.1% of our total loans. Our ratio of tangible common equity to assets was 9.7%, while our loans to deposits ratio totaled 58.3%, reflecting strong capital and liquidity positions.”

Total assets at September 30, 2011 were $20.6 billion, total loans were $9.1 billion, and total deposits were $16.0 billion.

(more)

  Commerce Bancshares, Inc. is a registered bank holding company offering a full line of banking services, including investment management and securities brokerage. The Company currently operates in over 360 locations in Missouri, Illinois, Kansas, Oklahoma and Colorado. The Company also has operating subsidiaries involved in mortgage banking, credit related insurance, and private equity activities.
Summary of Non-Performing Assets and Past Due Loans

(Dollars in thousands)	6/30/2011	9/30/2011	9/30/2010
Non-Accrual Loans	$79,717	$75,912	$89,609
Foreclosed Real Estate	$23,551	$23,813	$12,539
Total Non-Performing Assets	$103,268	$99,725	$102,148
Non-Performing Assets to Loans	1.12%	1.10%	1.05%
Non-Performing Assets to Total Assets	.53%	.48%	.54%
Loans 90 Days & Over Past Due — Still Accruing	$23,598	$20,104	$42,723

This financial news release, including management’s discussion of third quarter results, is posted to the Company’s web site at www.commercebank.com.
* * * * * * * * * * * * * * *
For additional information, contact
Jeffery Aberdeen, Controller
at PO Box 419248, Kansas City, MO
or by telephone at (816) 234-2081
Web Site: http://www.commercebank.com
Email: mymoney@commercebank.com

COMMERCE BANCSHARES, INC. and SUBSIDIARIES
FINANCIAL HIGHLIGHTS

	For the Three Months Ended			For the Nine Months Ended
(Unaudited)	June 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
FINANCIAL SUMMARY (In thousands, except per share data)
Net interest income	$164,710	$158,630	$159,437	$484,313	$485,255
Taxable equivalent net interest income	170,779	164,317	164,773	501,575	500,133
Non-interest income	101,344	101,632	100,010	298,882	294,657
Investment securities gains (losses), net	1,956	2,587	16	5,870	(2,989)
Provision for loan losses	12,188	11,395	21,844	39,372	78,353
Non-interest expense	153,513	153,746	155,586	461,219	467,103
Net income attributable to
Commerce Bancshares, Inc.	69,034	65,352	55,885	194,839	159,789
Cash dividends	20,056	19,526	19,621	59,636	58,836
Net total loan charge-offs	15,188	14,895	21,844	48,872	75,295
Business	1,439	889	582	4,338	3,072
Real estate — construction and land	1,125	1,215	1,971	4,326	13,417
Real estate — business	339	1,429	776	2,832	2,229
Consumer credit card	8,490	7,103	12,592	24,631	37,995
Consumer	2,229	3,232	4,914	9,474	15,184
Revolving home equity	344	72	276	783	1,506
Real estate — personal	1,027	673	379	1,974	1,095
Overdraft	195	282	354	514	797
Per common share:
Net income — basic	$.80	$.76	$.63	$2.25	$1.82
Net income — diluted	$.79	$.76	$.64	$2.24	$1.82
Cash dividends	$.230	$.230	$.224	$.690	$.671
Diluted wtd. average shares o/s	86,927	85,464	87,560	86,404	87,535
RATIOS
Average loans to deposits (1)	60.17%	58.29%	68.88%	60.27%	71.88%
Return on total average assets	1.47%	1.32%	1.19%	1.37%	1.17%
Return on total average equity	13.12%	12.15%	10.98%	12.41%	10.85%
Non-interest income to revenue (2)	38.09%	39.05%	38.55%	38.16%	37.78%
Efficiency ratio (3)	57.40%	58.71%	59.58%	58.57%	59.49%
AT PERIOD END
Book value per share based on total equity	$24.55	$25.15	$23.37
Market value per share	$43.00	$34.75	$35.80
Allowance for losses as a percentage
of loans	2.07%	2.07%	2.04%
Tier I leverage ratio	10.32%	9.74%	9.93%
Tangible common equity to assets ratio (4)	10.27%	9.72%	10.26%
Common shares outstanding	86,840,077	84,690,060	87,578,505
Shareholders of record	4,253	4,224	4,311
Number of bank/ATM locations	364	363	369
Full-time equivalent employees	4,786	4,762	5,011
OTHER QTD INFORMATION
High market value per share	$43.90	$44.00	$38.42
Low market value per share	$40.05	$33.23	$33.43

(1)	Includes loans held for sale.

(2)	Revenue includes net interest income and non-interest income.

(3)	The efficiency ratio is calculated as non-interest expense (excluding intangibles amortization) as a percent of revenue.

(4)
The tangible common equity ratio is calculated as stockholders’ equity reduced by goodwill and other intangible assets (excluding mortgage servicing rights) divided by total assets reduced by goodwill and other intangible assets (excluding mortgage servicing rights).

COMMERCE BANCSHARES, INC. and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the Three Months Ended			For the Nine Months Ended
(Unaudited) (In thousands, except per share data)	June 30, 2011	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Interest income	$178,087	$170,835	$178,916	$524,748	$552,042
Interest expense	13,377	12,205	19,479	40,435	66,787
Net interest income	164,710	158,630	159,437	484,313	485,255
Provision for loan losses	12,188	11,395	21,844	39,372	78,353
Net interest income after provision for loan losses	152,522	147,235	137,593	444,941	406,902
NON-INTEREST INCOME
Bank card transaction fees	41,304	42,149	37,723	120,915	107,872
Trust fees	22,544	22,102	20,170	66,218	59,846
Deposit account charges and other fees	20,789	21,939	21,693	62,028	71,146
Bond trading income	4,979	5,556	5,133	15,255	15,524
Consumer brokerage services	2,880	2,333	2,390	7,876	6,879
Loan fees and sales	2,075	2,034	5,830	5,933	11,141
Other	6,773	5,519	7,071	20,657	22,249
Total non-interest income	101,344	101,632	100,010	298,882	294,657
INVESTMENT SECURITIES
GAINS (LOSSES), NET
Impairment (losses) reversals on debt securities	(2,119)	(1,200)	5,645	2,986	11,355
Noncredit-related losses (reversals) on
securities not expected to be sold	1,469	369	(7,690)	(4,741)	(15,533)
Net impairment losses	(650)	(831)	(2,045)	(1,755)	(4,178)
Realized gains on sales and
fair value adjustments	2,606	3,418	2,061	7,625	1,189
Investment securities gains (losses), net	1,956	2,587	16	5,870	(2,989)
NON-INTEREST EXPENSE
Salaries and employee benefits	84,223	85,700	85,442	257,315	259,988
Net occupancy	11,213	11,510	12,086	34,760	35,697
Equipment	5,702	5,390	5,709	16,669	17,548
Supplies and communication	5,692	5,674	6,724	16,898	20,891
Data processing and software	17,531	16,232	16,833	50,230	50,936
Marketing	4,495	4,545	5,064	13,298	14,784
Deposit insurance	2,780	2,772	4,756	10,443	14,445
Indemnification obligation	—	—	—	(1,359)	(1,683)
Other	21,877	21,923	18,972	62,965	54,497
Total non-interest expense	153,513	153,746	155,586	461,219	467,103
Income before income taxes	102,309	97,708	82,033	288,474	231,467
Less income taxes	32,692	31,699	26,012	91,898	71,817
Net income	69,617	66,009	56,021	196,576	159,650
Less non-controlling interest expense (income)	583	657	136	1,737	(139)
Net income attributable to
Commerce Bancshares, Inc.	$69,034	$65,352	$55,885	$194,839	$159,789
Net income per common share — basic	$.80	$.76	$.63	$2.25	$1.82
Net income per common share — diluted	$.79	$.76	$.64	$2.24	$1.82

COMMERCE BANCSHARES, INC. and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Unaudited) (In thousands)	June 30, 2011	September 30, 2011	September 30, 2010
ASSETS
Loans	$9,237,078	$9,073,123	$9,706,265
Allowance for loan losses	(191,538)	(188,038)	(197,538)
Net loans	9,045,540	8,885,085	9,508,727
Loans held for sale	42,359	39,576	248,108
Investment securities:
Available for sale	7,717,634	9,278,066	7,164,273
Trading	32,074	9,695	20,828
Non-marketable	109,867	111,808	110,487
Total investment securities	7,859,575	9,399,569	7,295,588
Short-term federal funds sold and securities purchased under agreements to resell	10,845	11,400	4,550
Long-term securities purchased under agreements to resell	850,000	850,000	350,000
Interest earning deposits with banks	535,696	133,419	4,047
Cash and due from banks	340,594	424,861	412,315
Land, buildings and equipment — net	374,732	368,965	387,792
Goodwill	125,585	125,585	125,585
Other intangible assets — net	9,394	8,452	11,285
Other assets	376,540	391,756	403,762
Total assets	$19,570,860	$20,638,668	$18,751,759
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$4,834,750	$5,003,587	$4,170,224
Savings, interest checking and money market	8,139,989	8,416,839	7,294,794
Time open and C.D.’s of less than $100,000	1,273,961	1,204,896	1,607,664
Time open and C.D.’s of $100,000 and over	1,407,866	1,388,755	1,318,877
Total deposits	15,656,566	16,014,077	14,391,559
Federal funds purchased and securities sold under agreements to repurchase	1,282,470	1,057,728	1,530,555
Other borrowings	111,929	111,869	337,863
Other liabilities	388,328	1,325,029	445,177
Total liabilities	17,439,293	18,508,703	16,705,154
Stockholders’ equity:
Preferred stock	—	—	—
Common stock	436,481	436,481	417,827
Capital surplus	979,247	980,176	865,246
Retained earnings	645,155	690,981	669,485
Treasury stock	(14,515)	(96,205)	(2,323)
Accumulated other comprehensive income	83,000	115,781	95,204
Total stockholders’ equity	2,129,368	2,127,214	2,045,439
Non-controlling interest	2,199	2,751	1,166
Total equity	2,131,567	2,129,965	2,046,605
Total liabilities and equity	$19,570,860	$20,638,668	$18,751,759

COMMERCE BANCSHARES, INC. and SUBSIDIARIES
AVERAGE BALANCE SHEETS — AVERAGE RATES AND YIELDS

(Unaudited) (Dollars in thousands)	For the Three Months Ended
	June 30, 2011		September 30, 2011		September 30, 2010
	Average Balance	Avg. Rates Earned/Paid	Average Balance	Avg. Rates Earned/Paid	Average Balance	Avg. Rates Earned/Paid
ASSETS:
Loans:
Business (A)	$2,959,012	3.64%	$2,815,064	3.56%	$2,917,798	3.82%
Real estate — construction and land	429,649	4.51	412,490	4.42	530,472	4.00
Real estate — business	2,100,726	4.94	2,123,034	4.74	1,998,500	5.10
Real estate — personal	1,440,747	4.87	1,430,014	4.75	1,450,898	5.13
Consumer	1,112,315	6.32	1,104,684	6.20	1,234,138	6.65
Revolving home equity	468,380	4.24	466,503	4.27	485,034	4.32
Student	—	—	—	—	315,150	2.40
Consumer credit card	743,317	11.13	735,179	11.59	762,987	11.29
Overdrafts	6,654	—	6,936	—	6,667	—
Total loans (B)	9,260,800	5.12	9,093,904	5.07	9,701,644	5.21
Loans held for sale	52,390	2.37	41,677	2.57	305,013	1.78
Investment securities:
U.S. government & federal agency	576,693	6.67	590,003	3.19	672,447	1.44
State & municipal obligations (A)	1,160,164	4.75	1,185,263	4.20	982,137	4.53
Mortgage and asset-backed securities	5,460,506	2.61	6,167,884	2.24	5,100,958	2.77
Other marketable securities (A)	172,754	4.18	172,588	4.27	182,966	5.18
Total available for sale securities (B)	7,370,117	3.30	8,115,738	2.64	6,938,508	2.95
Trading securities (A)	20,456	2.78	20,770	2.52	22,525	2.87
Non-marketable securities (A)	105,015	6.24	110,585	6.59	109,215	9.43
Total investment securities	7,495,588	3.34	8,247,093	2.69	7,070,248	3.05
Short-term federal funds sold and securities
purchased under agreements to resell	16,513.53		10,927.47		6,903.69
Long-term securities purchased
under agreements to resell	803,846	1.58	850,000	1.83	199,302	1.72
Interest earning deposits with banks	179,763.25		326,302.26		170,504.25
Total interest earning assets	17,808,900	4.15	18,569,903	3.77	17,453,614	4.19
Non-interest earning assets (B)	1,054,328		1,094,161		1,167,692
Total assets	$18,863,228		$19,664,064		$18,621,306
LIABILITIES AND EQUITY:
Interest bearing deposits:
Savings	$537,364.14		$534,295.19		$481,997.16
Interest checking and money market	7,580,895.33		7,756,104.32		6,793,839.41
Time open & C.D.’s of less than $100,000	1,324,192.90		1,231,280.78		1,642,200	1.32
Time open & C.D.’s of $100,000 and over	1,466,214.67		1,372,842.62		1,417,162.97
Total interest bearing deposits	10,908,665.43		10,894,521.40		10,335,198.62
Borrowings:
Federal funds purchased and securities
sold under agreements to repurchase	952,032.29		1,016,623.11		1,023,961.23
Other borrowings	112,099	3.29	111,930	3.28	350,328	3.09
Total borrowings	1,064,131.61		1,128,553.43		1,374,289.96
Total interest bearing liabilities	11,972,796.45%		12,023,074.40%		11,709,487.66%
Non-interest bearing deposits	4,570,721		4,778,780		4,192,026
Other liabilities	208,606		728,974		700,754
Equity	2,111,105		2,133,236		2,019,039
Total liabilities and equity	$18,863,228		$19,664,064		$18,621,306
Net interest income (T/E)	$170,779		$164,317		$164,773
Net yield on interest earning assets		3.85%		3.51%		3.75%

(A)	Stated on a tax equivalent basis using a federal income tax rate of 35%.

(B)	The allowance for loan losses and unrealized gains/(losses) on available for sale securities are included in non-interest earning assets.

COMMERCE BANCSHARES, INC.
Management Discussion of Third Quarter Results
September 30, 2011

For the quarter ended September 30, 2011, net income attributable to Commerce Bancshares, Inc. (net income) amounted to $65.4 million, an increase of $9.5 million over the same quarter last year, and a decrease of $3.7 million compared to the previous quarter. For the current quarter, the return on average assets was 1.32%, the return on average equity was 12.2%, and the efficiency ratio was 58.7%. Compared to the same quarter last year, net interest income (tax equivalent) decreased by $456 thousand to $164.3 million, while non-interest income increased to $101.6 million. Non-interest expense for the current quarter totaled $153.7 million, a decrease of $1.8 million from the same period last year. The provision for loan losses totaled $11.4 million, representing a decline of $10.4 million from the amount recorded in the same quarter last year.

Balance Sheet Review
During the 3rd quarter of 2011, average loans, including loans held for sale, decreased $177.6 million, or 1.9%, compared to the previous quarter. Also, these same loans decreased $871.1 million, or 8.7%, this quarter compared to the same period last year, primarily due to a decline in average student loans of $573.8 million, as most of these loans were sold in 2010. The decrease in average loans compared to the previous quarter was mainly due to a decline in average business loans of $143.9 million. Construction, personal real estate, consumer and consumer credit card loans also declined this quarter. Business real estate loans, however, grew by $22.3 million. Part of the decline in business loans was seasonal line usage in the quarter, although several larger new loans, totaling over $68 million, were recorded at the end of the quarter. Nevertheless, usage on business lines of credit continues at low levels. The decline in consumer loans resulted from the Company's decision to exit the marine/RV loan origination business, while demand for personal real estate and construction loans continues to be affected by housing industry weakness.

Total available for sale investment securities (excluding fair value adjustments) averaged $8.1 billion this quarter, up $745.6 million compared to the previous quarter. The increase was mainly the result of purchases of agency mortgage-backed, other asset-backed and municipal securities totaling $1.5 billion, $417.7 million and $118.3 million, respectively, in the 3rd quarter. Maturities and pay-downs totaled $566.6 million this quarter. Included in these purchases were approximately $1.3 billion of agency mortgage- backed securities with forward settlement dates, of which approximately $1.0 billion will settle in the 4th quarter of 2011. Since interest does not accrue on these bonds until the actual settlement date, the effect of these forward purchases was to increase quarterly average earning assets by $284.0 million and reduce interest income by $1.5 million compared to estimated normal settlement. Because the market awards a lower price to forward settled securities, the Company will earn approximately 14 basis points more on these securities over their estimated lives. At September 30, 2011, the duration of the investment portfolio was 2.2 years, and maturities of approximately $1.5 billion are expected to occur during the next 12 months.

Total average deposits increased $193.9 million, or 1.3%, during the 3rd quarter of 2011 compared to the previous quarter. This increase in average deposits resulted mainly from growth in non-interest bearing and money market deposit balances of $208.1 million and $208.4 million, respectively, however interest checking and certificates of deposit (CD) balances declined $33.2 million and $186.3 million, respectively. The average loans to deposits ratio in the current quarter was 58.3%, compared to 60.2% in the previous quarter.

Certain non-interest bearing deposit accounts, which were previously included in interest bearing money market deposit totals, were reclassified to non-interest bearing deposits effective January 1, 2011. All prior periods have been revised to reflect this reclassification. The effect of this reclassification for the quarter ended September 30, 2010 was to increase average non-interest bearing deposits by $3.2 billion.

During the current quarter, the Company's average borrowings increased $64.4 million compared to the previous quarter. This increase was mainly due to an increase in the average balance of customer repurchase agreements.

Net Interest Income
Net interest income (tax equivalent) in the 3rd quarter of 2011 amounted to $164.3 million, compared with $170.8 million in the previous quarter, or a decrease of $6.5 million. Net interest income this quarter was also down $456 thousand compared to the 3rd quarter of last year. During the 3rd quarter of 2011, the net yield on earning assets (tax equivalent) was 3.51%, compared with 3.85% in the previous quarter and 3.75% in the same period last year.

The decrease in net interest income (tax equivalent) in the 3rd quarter of 2011 from the previous quarter was partly due to lower inflation income received on the Company's inflation protected securities (TIPS), partly offset by slightly lower rates on various interest bearing deposits. Interest on loans, including held for sale loans, declined $2.1 million (tax equivalent), mainly due to lower average balances and rates earned on most lending products. Interest income on investment securities decreased when compared to the previous quarter by $6.4 million (tax equivalent) as a result of a decline of $5.4 million in inflation income earned on TIPS. This had the impact of reducing the net interest margin by 12 basis points this quarter. Also, as previously mentioned, the effect of the forward settled securities was to reduce the Company's net interest margin in the 3rd quarter by 8 basis points as a result of lower interest in the quarter coupled with higher average securities balances for which interest was not accrued. Since these securities were purchased at higher rates than under normal settlement transactions, the effect of lower interest earned in the 3rd quarter will be offset by higher earnings over the lives of the securities in future quarters.

Interest expense on deposits declined $783 thousand in the 3rd quarter of 2011 compared with the previous quarter as a result of continued low rates paid on money market and CD accounts. Overall rates paid on total interest bearing deposits declined 3 basis points to .40% this quarter. Interest expense on borrowings decreased by $389 thousand, due mainly to lower average rates paid on repurchase agreement balances.

The tax equivalent yield on interest earning assets in the 3rd quarter of 2011 was 3.77%, a decline of 38 basis points from the 2nd quarter of 2011, while the overall cost of interest bearing liabilities decreased 5 basis points to .40%.

Non-Interest Income
For the 3rd quarter of 2011, total non-interest income amounted to $101.6 million, an increase of $1.6 million compared to $100.0 million in the same period last year. Also, current quarter non-interest income increased $288 thousand compared to $101.3 million recorded in the previous quarter.

Bank card fees in the current quarter increased 11.7% over the 3rd quarter of last year due to growth in fees earned on corporate card (growth of 21.8%), debit card (growth of 6.6%) and merchant (growth of 12.3%) transactions. This quarter, corporate card and debit card fees, which totaled $15.2 million and $15.5 million, respectively, saw continued expansion in transaction volumes, while merchant sales volumes also continued to be strong. As a result of new Federal Reserve regulations for pricing debit card transactions, which were effective October 1, 2011, the Company estimates that debit card revenues will decline approximately $7.0 million in the 4th quarter of 2011.

Trust fees for the quarter increased 9.6% compared to the same period last year and mainly resulted from 10.7% growth in personal trust fees. Trust fees continue to be negatively affected by low interest rates on money market investments held in trust accounts. Deposit account fees increased 1.1% compared to the 3rd quarter of 2010, but increased $1.2 million, or 5.5%, compared to the previous quarter. Compared to the same period last year, this increase was due to higher overdraft fees, which grew by $404 thousand, or 3.6%, but was offset by lower corporate cash management fees which declined $454 thousand. Bond trading income for the current quarter totaled $5.6 million, an increase of 8.2% over the same period last year on higher securities sales to correspondent banks. Other non-interest income included write downs totaling $1.7 million on various banking properties currently held for sale.

Investment Securities Gains and Losses
Net securities gains amounted to $2.6 million in the 3rd quarter of 2011, compared to net gains of $2.0 million in the previous quarter and net gains of $16 thousand in the same quarter last year. During the current quarter, the Company recorded additional credit-related impairment losses of $831 thousand on certain non-agency guaranteed mortgage-backed securities identified as other-than-temporarily impaired, compared to losses of $650 thousand in the previous quarter and $2.0 million in the same quarter last year. The cumulative credit-related impairment reserve on these bonds totaled $9.3 million at quarter end. At September 30, 2011, the par value of non-agency guaranteed mortgage-backed securities identified as other-than-temporarily impaired totaled $153.2 million, compared to $197.5 million at September 30, 2010.

The current quarter also included a pre-tax gain of $3.4 million, which was primarily comprised of fair value adjustments on certain of the Company's private equity investments.

Non-Interest Expense
Non-interest expense for the current quarter amounted to $153.7 million, a decrease of $1.8 million, or 1.2%, from the same quarter last year and an increase of $233 thousand compared to the previous quarter. During the current quarter, the Company accrued an additional $5.9 million related to potential loss contingencies for litigation and has accrued a total of $13.2 million for these contingencies. Compared to the 3rd quarter of last year, salaries and benefits expense increased slightly, mainly due to higher incentives (increase of $1.5 million) offset by lower medical insurance costs, which declined by 18.5%. Full time equivalent employees totaled 4,762 and 5,011 at September 30, 2011 and 2010, respectively.

Compared to the 3rd quarter of last year, supplies and communication costs declined 15.6% to $5.7 million, reflecting continued effects of reducing paper supplies, customer checks and telephone and network costs. FDIC insurance expense declined $2.0 million as a result of new assessment rules which became effective in the 2nd quarter of 2011. Also, costs for foreclosed property declined $1.8 million, partly due to lower losses on fair value adjustments in 2011. Costs for occupancy, equipment, data processing and a number of other smaller expenses also declined from the previous year, as the Company continued its focus on expense discipline.

Income Taxes
The effective tax rate for the Company was 32.7% in the current quarter, compared with 32.1% in the previous quarter and 31.8% in the 3rd quarter of 2010.

Credit Quality
Net loan charge-offs in the 3rd quarter of 2011 amounted to $14.9 million, compared with $15.2 million in the prior quarter and $21.8 million in the 3rd quarter of last year. The $293 thousand decrease in net loan charge-offs in the 3rd quarter of 2011 compared to the previous quarter was mainly the result of lower consumer credit card, business and personal real estate loan losses, which decreased by $1.4 million, $550 thousand and $354 thousand, respectively, reflecting continued improved delinquency and loss rates. Consumer net loan charge-offs increased $1.0 million over the previous quarter, mainly the result of higher marine/RV loan losses. Additionally, business real estate net loan charge-offs increased $1.1 million. The ratio of annualized net loan charge-offs to total average loans was .65% in the current quarter and .66% in the previous quarter.

For the 3rd quarter of 2011, annualized net charge-offs on average consumer credit card loans amounted to 3.83%, compared with 4.58% in the previous quarter and 6.55% in the same period last year. Consumer loan net charge-offs for the quarter amounted to 1.16% of average consumer loans, compared to .80% in the previous quarter and 1.58% in the same quarter last year. The provision for loan losses for the current quarter totaled $11.4 million, a decrease of $793 thousand from the previous quarter and $10.4 million lower than in the same period last year. The current quarter provision for loan losses was $3.5 million less than net loan charge-offs for the current quarter, thereby reducing the allowance for loan losses to $188.0 million. At September 30, 2011 this allowance was 2.07% of total loans, excluding loans held for sale, and was 248% of total non-accrual loans.

At September 30, 2011, total non-performing assets amounted to $99.7 million, a decrease of $3.5 million from the previous quarter. Non-performing assets are comprised of non-accrual loans ($75.9 million) and foreclosed real estate ($23.8 million). At September 30, 2011, the balance of non-accrual loans, which represented .8% of loans outstanding, included construction and land loans of $26.3 million, business loans of $26.3 million and business real estate loans of $15.9 million. Loans more than 90 days past due and still accruing interest totaled $20.1 million at September 30, 2011.

Other
During the quarter ended September 30, 2011, the Company purchased 2,175,885 shares of treasury stock at an average cost of $38.04.

Forward Looking Information
This information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include future financial and operating results, expectations, intentions and other statements that are not historical facts. Such statements are based on current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.